Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
Dreyfus Investment Funds:

We have examined management's
assertion, included in the
accompanying Management
Statement Regarding Compliance
With Certain Provisions of the
Investment Company Act of 1940,
that Dreyfus Investment Funds, (the
"Trust"), which is comprised of
Dreyfus/Standish International Fixed
Income Fund, Dreyfus/Standish
Fixed Income Fund, and
Dreyfus/Standish Global Fixed
Income Fund, (collectively the
"Funds"), complied with the
requirements of subsections (b) and
(c) of Rule 17f-2 under the
Investment Company Act of 1940 as
of December 31, 2012, and from
June 30, 2012 through December 31,
2012, with respect to securities
reflected in the investment accounts
of the Funds. Management is
responsible for the Funds'
compliance with those
requirements.  Our responsibility is to
express an opinion on management's
assertion about the Funds'
compliance based on our
examination.

Our examination was conducted in
accordance with the standards of the
Public Company Accounting
Oversight Board (United States)
and, accordingly, included
examining, on a test basis, evidence
about the Funds' compliance with
those requirements and performing
such other procedures as we
considered necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of  December 31, 2012
and with respect to agreement of
security purchases and sales, for the
period from June 30, 2012 (the date
of our last examination), through
December 31, 2012:
1.	Examination of The Bank of
New York Mellon's (the
"Custodian") security
position reconciliations for all
securities held by sub
custodians and in book entry
form;
2.	Confirmation of all securities
hypothecated, pledged or
placed in escrow with
brokers;
3.	Count and inspection of all
securities located in the vault
of the Custodian in New
York City;
4.	Reconciliation between the
Funds' accounting records
and the Custodian's records
as of December 31, 2012;
5.	Agreement of pending
purchase activity for the
Funds as of December 31,
2012 to documentation of
corresponding subsequent
bank statements;
6.	Agreement of pending sale
activity for the Funds as of
December 31, 2012 to
documentation of
corresponding subsequent
bank statements;
7.	Agreement of five purchases
and five sales from the period
June 30, 2012 (the date of
our last examination) through
December 31, 2012 from the
books and records of the
Funds' to the bank
statements noting that they
had been accurately recorded
and subsequently settled;
8.	Review of the BNY Mellon
Asset Servicing Report on
Controls Placed in Operation
and Tests of Operating
Effectiveness ("SOC 1
Report") for the period
January 1, 2012 to December
31, 2012 and noted no
relevant findings were
reported in the areas of Asset
Custody and Control.
We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.
In our opinion, management's
assertion that the Funds complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as
of December 31, 2012, and from
June 30, 2012 through December 31,
2012, with respect to securities
reflected in the investment accounts
of the Funds is fairly stated, in all
material respects.
This report is intended solely for the
information and use of management
and the Board of Trustees of the
Funds and the Securities and
Exchange Commission and is not
intended to be and should not be
used by anyone other than these
specified parties.

/s/ KPMG LLP
New York, New York
March 22, 2013





March 22, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the
Investment Company Act of 1940

Management of Dreyfus/Standish
Fixed Income Fund,
Dreyfus/Standish International Fixed
Income Fund, and Dreyfus/Standish
Global Fixed Income Fund, each a
series of Dreyfus Investment Funds,
(collectively, the "Funds"), is
responsible for complying with the
requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of
Investments by Registered
Management Investment
Companies," of the Investment
Company Act of 1940.  Management
is also responsible for establishing
and maintaining effective internal
controls over compliance with those
requirements. Management has
performed an evaluation of the
Funds' compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 as of December 31,
2012 and from June 30, 2012
through December 31, 2012.
Based on the evaluation,
Management asserts that the Funds
were in compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment
Company Act of 1940 as of
December 31, 2012 and from June
30, 2012 through December 31, 2012
with respect to securities reflected in
the investment accounts of the
Funds.

Dreyfus Investment Funds


Jim Windels
Treasurer

2